新世界發展有限公司
New World Development Company Limited

RECEIVED
2004 AUG -3 A 6:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

July 23, 2004

04035897

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Clarification Announcement dated July 22, 2004 made by the Company and New World TMT Limited in duplicate for your files.

AUG 03 2004
THOMSON
FINANCIAL

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

香港中環皇后大道中18號新世界大廈30樓 電話 (852) 2523 1056 傳真 (852) 2810 4673

any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 17)

NEW WORLD TMT
新世界信息科技有限公司*
New World TMT Limited
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 301)

CLARIFICATION ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The Directors of NWD and NW TMT wish to update the progress in relation to the NW TMT Complaint against the PrediWave Companies as set forth in the Announcement on 27 May 2004, and would like to clarify certain contents in newspaper articles appearing on 22 July 2004 in the English and Chinese press.

Shareholders of NWD and NW TMT and holders of other securities of NWD and NW TMT are reminded to exercise caution when dealing in the securities of NWD and NW TMT.

NWD and NW TMT will keep shareholders of NWD and NW TMT and holders of other securities of NWD and NW TMT posted on any significant new developments.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

Referring to the Announcement on 27 May 2004 ("the Announcement"), and certain newspaper articles appearing on 22 July 2004 in the English and Chinese press ("the Publications"), NWD and NW TMT provide the following update:

1. The NW TMT Complaint ("the Complaint") against Jianping Tony Qu and PrediWave Companies as set forth in the Announcement is progressing. There are no significant matters that have not already been set forth in the Announcement. NWD and NW TMT will make further announcements in due course in relation to any significant new developments regarding the Complaint against PrediWave Companies and the PrediWave Complaint and Further Complaint against NW TMT.

2. References in the Publications to NW TMT "failing to gain control of more than US$340 million in funds", relating to the funds in the bank accounts ("the Accounts") of the PrediWave Companies require clarification.

3. The PrediWave Companies have always had control of the Accounts. On 28 April 2004 Mr. Jimmy Li and Mr. Fu Sze Shing, Directors of PrediWave Companies, simply sought to exercise their co-signing rights in relation to withdrawals of funds in excess of US$500,000 from the Accounts. At no point, was there any attempt to gain control of the funds in the Accounts.

4. References in the Publications to the Judge's "denial" of the request of Mr. Li and Mr. Fu to "prevent PrediWave from accessing US$344 million in funds" require clarification. The Judge's denial is simply in relation to a temporary restraining order ("TRO") (ie. a preliminary injunction) requested by Mr. Li and Mr. Fu as a temporary remedy to enforce their contractual co-signing rights referred to in paragraph (3) above. The Judge's ruling means that the matter relating to the co-signing authority is required to be determined at full trial.

5. The judgment relating to the TRO has no bearing whatsoever on the substantive claim made by NW TMT. NW TMT looks forward to prevailing on its underlying claims as set forth in the Complaint and summarized in the Announcement.

Shareholders of NWD and NW TMT and holders of other securities of NWD and NW TMT are reminded to exercise caution when dealing in the securities of NWD and NW TMT.

NWD and NW TMT will keep shareholders of NWD and NW TMT and holders of other securities of NWD and NW TMT posted on any significant new developments.

As at the date of this announcement:

(1) the board of directors of NWD comprises (i) four executive directors, namely Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David and Mr. Liang Chong Hou, David; (ii) five non-executive directors, namely Mr. Cheng Yue Pui, Mr. Cheng Kar Shing, Peter, Mr. Leung Chi Kin, Stewart, Mr. Chan Kam Ling and Mr. Chow Kwai Cheung and (iii) five independent non-executive directors, namely The Honourable Lee Quo Wei, Lord Michael, Sandberg, Dr. Ho Tim (alternate director to Dr. Ho Tim: Mr. Ho Hau Hay, Hamilton), Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor);

(2) the board of directors of NW TMT comprises (i) three executive directors, namely Dr. Cheng Kar Shun, Henry, Mr. Wong Chi Chiu, Albert and Dr. Wai Fung Man, Norman; (ii) three non-executive directors, namely Mr. Wilfried Ernst Kaffenberger (alternate director to Mr. Wilfried Ernst Kaffenberger: Mr. Yeung Kun Wah, David), Mr. Fu Sze Shing and Mr. Lee Sean, Sammy; and (iii) two independent non-executive directors, namely Mr. Lai Hing Chiu, Dominic and Dr. Lam Man Kit, Dominic.

Definitions
In this announcement, unless the context otherwise requires, words and expressions used herein shall have the meanings as set out in the Announcement.

By order of the Board of
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary

By order of the Board of
New World TMT Limited
Chow Oi Wah, Fergus
Company Secretary

Hong Kong, 22 July 2004

* *For identification purposes only*

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 17)

新世界信息科技有限公司*
New World TMT Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 301)

CLARIFICATION ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The Directors of NWD and NW TMT wish to update the progress in relation to the NW TMT Complaint against the PrediWave Companies as set forth in the Announcement on 27 May 2004, and would like to clarify certain contents in newspaper articles appearing on 22 July 2004 in the English and Chinese press.

Shareholders of NWD and NW TMT and holders of other securities of NWD and NW TMT are reminded to exercise caution when dealing in the securities of NWD and NW TMT.

NWD and NW TMT will keep shareholders of NWD and NW TMT and holders of other securities of NWD and NW TMT posted on any significant new developments.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

Referring to the Announcement on 27 May 2004 ("the Announcement"), and certain newspaper articles appearing on 22 July 2004 in the English and Chinese press ("the Publications"), NWD and NW TMT provide the following update:

1. The NW TMT Complaint ("the Complaint") against Jianping Tony Qu and PrediWave Companies as set forth in the Announcement is progressing. There are no significant matters that have not already been set forth in the Announcement. NWD and NW TMT will make further announcements in due course in relation to any significant new developments regarding the Complaint against PrediWave Companies and the PrediWave Complaint and Further Complaint against NW TMT.

2. References in the Publications to NW TMT "failing to gain control of more than US$340 million in funds", relating to the funds in the bank accounts ("the Accounts") of the PrediWave Companies require clarification.

3. The PrediWave Companies have always had control of the Accounts. On 28 April 2004 Mr. Jimmy Li and Mr. Fu Sze Shing, Directors of PrediWave Companies, simply sought to exercise their co-signing rights in relation to withdrawals of funds in excess of US$500,000 from the Accounts. At no point, was there any attempt to gain control of the funds in the Accounts.

4. References in the Publications to the Judge's "denial" of the request of Mr. Li and Mr. Fu to "prevent PrediWave from accessing US$344 million in funds" require clarification. The Judge's denial is simply in relation to a temporary restraining order ("TRO") (ie. a preliminary injunction) requested by Mr. Li and Mr. Fu as a temporary remedy to enforce their contractual co-signing rights referred to in paragraph (3) above. The Judge's ruling means that the matter relating to the co-signing authority is required to be determined at full trial.

5. The judgment relating to the TRO has no bearing whatsoever on the substantive claim made by NW TMT. NW TMT looks forward to prevailing on its underlying claims as set forth in the Complaint and summarized in the Announcement.

Shareholders of NWD and NW TMT and holders of other securities of NWD and NW TMT are reminded to exercise caution when dealing in the securities of NWD and NW TMT.

NWD and NW TMT will keep shareholders of NWD and NW TMT and holders of other securities of NWD and NW TMT posted on any significant new developments.

As at the date of this announcement:

(1) the board of directors of NWD comprises (i) four executive directors, namely Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David and Mr. Liang Chong Hou, David; (ii) five non-executive directors, namely Mr. Cheng Yue Pui, Mr. Cheng Kar Shing, Peter, Mr. Leung Chi Kin, Stewart, Mr. Chan Kam Ling and Mr. Chow Kwai Cheung and (iii) five independent non-executive directors, namely The Honourable Lee Quo Wei, Lord Michael, Sandberg, Dr. Ho Tim (alternate director to Dr. Ho Tim: Mr. Ho Hau Hay, Hamilton), Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor);

(2) the board of directors of NW TMT comprises (i) three executive directors, namely Dr. Cheng Kar Shun, Henry, Mr. Wong Chi Chiu, Albert and Dr. Wai Fung Man, Norman; (ii) three non-executive directors, namely Mr. Wilfried Ernst Kaffenberger (alternate director to Mr. Wilfried Ernst Kaffenberger: Mr. Yeung Kun Wah, David), Mr. Fu Sze Shing and Mr. Lee Sean, Sammy; and (iii) two independent non-executive directors, namely Mr. Lai Hing Chiu, Dominic and Dr. Lam Man Kit, Dominic.

Definitions
In this announcement, unless the context otherwise requires, words and expressions used herein shall have the meanings as set out in the Announcement.

By order of the Board of
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary

By order of the Board of
New World TMT Limited
Chow Oi Wah, Fergus
Company Secretary

Hong Kong, 22 July 2004

* *For identification purposes only*